MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2009

Date of Report: November 2, 2009

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS
For the nine months ended: September 30, 2009
Date of Report: November 2, 2009

The following is a discussion of the operating results and financial position of Dejour Enterprises Ltd. (the “Company”), including its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”) and Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, for the nine months ended September 30, 2009.  It should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2008 and the interim unaudited consolidated financial statements for the nine-month period ended September 30, 2009.

All financial information in this Management’s Discussion and Analysis (“MD&A”) is expressed and prepared in accordance with the Canadian generally accepted accounting principles. All references are in Canadian dollars, the Company’s reporting currency, unless otherwise noted. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes.

Certain forward-looking statements are discussed in this MD&A with respect to the Company’s activities and future financial results. These are subject to risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

COMPANY OVERVIEW

The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange Alternext (“NYSE-Alt”) under the symbol “DEJ”.  The Company ceased to trade on the TSX Venture Exchange (“TSX-V”) and graduated to the TSX effective November 20, 2008.

The Company is in the business of acquiring, exploring and developing energy projects with a focus on oil and gas exploration in Canada and the United States.  The Company also has a carried and royalty interest in a portion of the Titan Uranium Inc. (“Titan”) uranium properties and may in the future elect to convert its carried interest for an additional royalty interest.

The Company holds approximately 140,000 net acres of oil and gas leases in the following regions:

•	The Peace River Arch of northwestern British Columbia and northeastern Alberta, Canada
•	The Piceance and Uinta Basins in the US Rocky Mountains

At this time, the Company’s principal producing properties are located in Canada.  The Company's business objective is to grow oil and gas production to generate sufficient cash flows to continue to expand the Company’s operations and enhance shareholder value, through a strategy of acquiring oil and gas assets in areas and projects that it believes have high potential and through prudent investment and management, increasing the value of these assets.

In Q2 2008, the Company commenced production and started receiving revenue from its Peace River Arch oil & gas properties, realizing the shift from a pure play exploration company to an oil and gas production company.

HIGHLIGHTS

The second and third quarters were traditionally slower periods operationally within the oil and gas industry due to spring break up, and with the current economic climate, the Company did not participate in the drilling of any wells during the quarters.  In 2009 the Company’s focus was the restructuring of current assets and operations to reduce debt and lower operating costs.  This was accomplished through non-core asset dispositions and reduction of operating and overhead costs.

As of September 30, 2009, the Company had completed the sales of a combined 20% of the Company’s working interest in the Drake/Woodrush project and its entire interest in the Carson Creek area for a total sale price of $5,700,000.  Furthermore, the Company settled debts of US$2,000,000 (CAD$2,326,000) with Brownstone Ventures Inc. (“Brownstone”) and $450,000 with a private company controlled by the CEO of the Company, for a total debt settlement of CAD$2,776,000.  Another $3,420,000 short-term debt was restructured and extended.

As a result, the Company reduced its outstanding liabilities (excluding asset retirement obligations and future income tax liabilities) from the end of the first quarter level of $16.38 million to $7.17 million.  Current liabilities were reduced from $14.83 million as at December 31, 2008 to $3.71 million as at September 30, 2009.  Asset and debt restructuring, combined with operating cost reductions of approximately $2 million per year have positioned the Company to undertake the further development of its core properties in the current commodity price environment.

a)	Peace River Arch, Canada

•	Increased the Proved and Probable (2P) reserve value to $31 million as at December 31, 2008
•	Acquired 6,350 net acres in a new Montney formation natural gas prospect (“Montney”) in British Columbia in 2008
•	Completed divestitures of non-strategic producing interest in Canadian assets totaling C$5.7 million, applying 100% of these funds to the reduction of short term obligations in Q2 and Q3 2009

b)	Piceance and Uinta Basins, USA

•	Increased land holdings to 128,000 net acres as at December 31, 2008
•	Established a joint venture on 14,000 gross acres with Fidelity Exploration & Production Company, a subsidiary of MDU Resources Group Inc., a NYSE listed company with US$4.2 billion in revenues
•	Established a joint venture on 22,000 gross acres with Laramie Energy II LLC (“Laramie”)

c)	Financial Condition and Liquidity

As at September 30, 2009, the Company had a working capital deficit of $2,187,000 as compared to $12,712,000 as at December 31, 2008, broken down as follows:

Current assets	$1,521,690
Bank line of credit	(1,466,436)
Accounts payable and accrued liabilities	(2,235,758)
Unrealized financial instrument loss	(6,844)
$(2,187,348)

The working capital deficit was mainly due to significant accounts payable resulting from the operation of oil and gas production and the bank line of credit secured during Q3 2008.

The Company had cash and cash equivalents of $403,000 as at September 30, 2009.  In addition to the cash balance, the Company also had accounts receivable of $522,000, most of which related to September 2009 oil and gas sales and had been received subsequent to September 30, 2009.

As at September 30, 2009, the Company had no shares of Titan outstanding.  During the nine months ended September 30, 2009, the Company realized cash proceeds of $2,305,491 from the sale of 16,750,000 Titan shares.

On May 15, 2008, DEAL issued a promissory note for up to $2,000,000 to a private company controlled by the Chief Executive Officer (“CEO”) of the Company. As at June 22, 2009, $1,800,000 remained outstanding.

On June 22, 2009, in an effort to reduce the Company’s debt, the Company entered into an agreement with the private company controlled by the CEO of the Company.  Pursuant to the agreement, $450,000 of the debt was converted into a 12% note due on January 1, 2010, extendable until July 1, 2010 by a 6% bonus payable in shares.  $450,000 of the debt was converted into 1,363,636 common shares at a deemed price of $0.33 per share and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The remaining $900,000 was intended to be converted into minority property interests in certain of the Company’s Canadian oil and gas leases.  On September 30, 2009, the terms of the loan were amended, and the debt of $1,350,000 outstanding as at June 22, 2009 was converted into a 12% note due on November 30, 2010.

On August 11, 2008, the Company borrowed $600,000 from a private company controlled by the CEO of the Company.  On March 19, 2009, a repayment of $600,000 was made and as at June 30, 2009, no balance remained outstanding.

On June 18, 2008, a promissory note with a face value of US $4,000,000 was issued to Brownstone Ventures Inc. (“Brownstone”), a working interest partner in the Colorado/Utah Projects.  The proceeds were used for the acquisition of additional acreage interests.  The promissory note was secured by a general security agreement issued by the Company and bore interest at 5% per annum. The principal and interest were repayable by the earlier of the Company completing an equity or debt financing and July 1, 2009.  On July 1, 2008, a repayment of $222,948 (US$220,000) was made and as at June 22, 2009, $4,767,714 (US$3,780,000) remained outstanding.

On June 22, 2009, the Company negotiated an agreement with Brownstone, which allowed the Company to convert a portion of its debt to Brownstone to equity units and a new one-year term debt note. Under the agreement, US$2,000,000 of the debt was converted into 6,666,667 common shares at a deemed price of C$0.33 per share and 3,333,333 common share purchase warrants exercisable at a price of C$0.55 for a period of 5 years.  The remaining US$1,780,000 of the debt was converted into a Canadian dollar denominated 12% note due on July 1, 2010, with a face value of C$2,070,140.  On September 30, 2009, a revised agreement was signed, extending the due date of the note to November 1, 2010.

In August 2008, DEAL secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000.  This facility, secured by DEAL’s oil and gas assets in Canada, was at interest rate of Canadian prime plus 1%.  As at December 31, 2008, $5,550,000 had been drawn on the line of credit.  In accordance with the terms of the revolving operating loan facility obtained in Q3 2008, DEAL is required to maintain an adjusted working capital ratio of not less than 1.10:1.

In April 2009, the terms of the Company‘s bank line of credit were restructured.  Effective April 1, 2009, the facility was reduced from $7,000,000 to $6,100,000, and the interest rate was increased from Canadian prime rate plus 1% to Canadian prime rate plus 3%.  Pursuant to the restructuring of the loan facility, the adjusted working capital ratio requirement was also waived by the Canadian Bank for the three-month periods ending December 31, 2008 and March 31, 2009.  In addition, the Company made certain repayments on account of the credit facility using the net proceeds from the sale of properties.

In July 2009, the terms of the Company‘s bank line of credit were amended to a loan facility expiring October 31, 2009.  Effective July 31, 2009, the facility was reduced from $6,100,000 to $1,780,000, and the interest rate was decreased from Canadian prime rate plus 3% to Canadian prime rate plus 2%.  The adjusted working capital ratio requirement was also waived by the Canadian Bank for the three-month period ending June 30, 2009.

Subsequent to September 30, 2009, the terms of the Company’s bank line of credit of $1,780,000 were extended to December 15, 2009, and the adjusted working capital ratio requirement was waived for the three-month-period ending September 30, 2009.  In addition, the Company had signed a term sheet with another financial institution for a revolving demand operating loan facility for up to $1,800,000, in order to refinance the existing line of credit.

In Q2 and Q3 2009, the Company has successfully reduced its debt and its working capital deficit significantly by disposing of non-strategic producing assets and by re-negotiating loan agreements.  In management’s opinion, the Company has sufficient funds to meet the Company’s general and administration expenses for the ensuing twelve months and to continue with work on the planned exploration and development activities.

BUSINESS ENVIRONMENT AND OUTLOOK

In the fall of 2008, the crisis in global financial markets accelerated, and commodity prices fell precipitously from their springtime highs as the world economy moved into a recession.  This profound shift in the business environment and the changes to royalty trust taxation and to the royalty regime in the Province of Alberta have caused the Company to make changes in its business strategy and expectations for near term growth.  In 2009, natural gas prices remain low, driven by high natural gas storage inventories, strong production levels in the United States, and reduced demand for natural gas as a result of the global economic downturn.

In light of this view, as well as the uncertainty in credit and equity markets, the Company intends to further reduce debt through divestiture of noncore assets, strengthen its balance sheet, and focus on developing projects that can generate revenues and cash flows in a lower priced commodity market.   Growth over the next one to two years will come from exploiting development opportunities at Drake/Woodrush property and from the development of low risk, high value resource plays identified in Montney in northwestern British Columbia and in select Piceance Basin properties.

As part of the Company’s overall strategy to conserve cash and effectively exploit its low risk, high value projects, the Company’s top management and certain staff members have agreed to defer at least 15% of their compensation in 2009.

OIL AND GAS EXPLORATION

US Activities

Colorado - Utah Oil & Gas Projects (Piceance)

In 2006, Dejour USA successfully concluded the purchase of a 25% working interest in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance, Uinta and Paradox Basins, located in western Colorado and eastern Utah respectively, from Retamco Operating Co. (“Retamco”).  Dejour USA subsequently acquired an interest in an additional 21,866 net acres within the area of interest defined within a Participation Agreement with Retamco.

In June 2008 Dejour USA entered into a further Purchase and Sale agreement with Retamco.  Under the agreement, Dejour USA exchanged its 25% working interest in certain leases of approximately 3,500 acres at North Barcus Creek and two wells and US$4 million for an additional 64,000 net acres. As a result of the exchange, all of Dejour USA’s oil & gas proved and probable reserves in the US were disposed of.

In November 2008, Dejour USA signed a joint-venture agreement with Laramie Energy II LLC (“Laramie”) covering 22,000 gross acres (15,700 net to Dejour USA) in the Rangely Project.  Under the terms of the agreement, Laramie will begin a continuous drilling program on the leases in the second half of 2009 and will have the right to earn and purchase at a predetermined price up to 55% of the acreage covered under the agreement by completing at least four commercially productive wells over the next three to four years.

During the 2008 fiscal year, certain leases expired.  As of September 30, 2009, the total current area of projects in which Dejour USA has an interest is 272,777 acres net to the joint-venture (approximately 128,000 acres net to Dejour USA) in 397 sections of land.  Dejour USA’s interest in the individual leases ranges from 25% to 72%, subject to an 80%-87% Net Revenue Interest (“NRI”) except for 1 lease, in a total of 296 leases.  Dejour USA is the operator of approximately 125,000 gross acres (with Dejour having 72% working interest and Brownstone having 28% working interest).  The other acreage includes approximately 150,000 gross acres (with working interests being Retamco 65%, Dejour 25%, and Brownstone 10%, respectively) with Retamco as the operator, and approximately 14,000 gross acres (with working interests being Fidelity 65%, Dejour 25%, and Brownstone 10%, respectively) with Fidelity as the operator.

Summary of Capitalized US Oil and Gas Expenditures

A continuity summary of capitalized acquisition costs, exploration expenditures in the Company’s US oil and gas properties for the nine months ended September 30, 2009 are as follows:

	December 31,		September 30,
	2008		2009

	Net Book Value	Net Expenditures	Write-off	Net Book Value
US Oil and Gas Properties

Colorado/Utah Projects
Acquisition	29,325,724	267,394	-	29,593,118
Geological and geophysical	-	5,382	-	5,382
Capitalized general and administrative	-	241,485	-	241,485
	29,325,724	514,261	-	29,839,985

Others
Acquisition	167,674	-	-	167,674
	167,674	-	-	167,674

Total US Oil and Gas Properties	$29,493,398	$514,261	$-	$30,007,659

Canadian Activities

The Company’s wholly-owned subsidiary, DEAL, currently has interests in oil and gas properties in the Peace River Arch located in northeastern British Columbia and northwestern Alberta.

Since commencing exploration on its Peace River Arch properties, DEAL has drilled or participated in drilling 16 wells on 9 different project areas.  7 wells (5 gas, 1 oil and 1 gas and oil) have commenced production.  Tie-in of 2 additional wells has been suspended due to low commodity prices.

During the year ended December 31, 2008, the Company made significant progress in its drilling program in Canada’s Peace River Arch, achieving a production capacity in excess of 1,000 boe/d by 2008 Q4. Highlights include:

•
GLJ Petroleum Consultants completed an independent December 31, 2008 “Reserves Assessment and Evaluation of Canadian Oil and Gas Properties” resulting in Net Present Value 10% (NPV10) values for proven and probable reserves of $30,789,000 using the GLJ commodity price deck and $11,018,000 using the SEC Constant Price Analysis.

•	Reserve Classification as of December 31, 2008 was 52% Proven Reserves and 48% Probable Reserves.

•	December 31, 2008 reserves were 56% Light and Medium Crude Oil, 42% Natural Gas and 2% Natural Gas Liquids.

During the 2008 fiscal year, DEAL acquired 6,352 gross and net acres of lands in the Montney natural gas area in northeastern British Columbia.  The acreage is adjacent to existing pipeline infrastructure, and was acquired via government oil and gas auction.  As at December 31, 2008, DEAL had an average interest of 54% in approximately 39,283 gross acres in the Peace River Arch.

Subsequent to the year ended December 31, 2008, DEAL disposed of some of its interests in the Canadian oil and gas properties in exchange for cash proceeds, as described below.  As at September 30, 2009, the Company owned an average 50% working interest in approximately 37,363 acres of lands in Canada.

DEAL’s Canadian oil and gas property interests are described below:

Drake/Woodrush

In 2007, DEAL purchased 2,108 acres of land in the Drake area of northeastern British Columbia.  In Q2 2007, DEAL drilled two gas wells, which were tied in and producing.

Working interest in lands earned last winter has been increased from 60% to 92% on 700 of the 1,400 acres earned.  Interest in the remaining 700 acres remains at 100% before payout and 60% after payout.  Final locations for the 2007/2008 winter drilling were chosen based on interpretation of 3D seismic data purchased over all the Company’s working interest land in the area.

DEAL drilled four wells during the 2007/2008 winter season.  Two of the wells were drilled on lands earned previously.  The other two wells were drilled to evaluate the deeper Halfway formation as well as the proven Notikewin sands on land purchased at crown sale in which DEAL has a 100% working interest.  The deeper wells encountered significant quantities of sour gas and oil, which required the purchase and installation of additional equipment, facilities, and pipeline.  These four wells were drilled and completed for production in Q1 2008.

The Company has budgeted approximately $1,500,000 for drilling and development at Drake/Woodrush in the 2009 fiscal year.  British Columbia has granted producers in the northeastern portion of the Province a royalty-free production holiday, and the Company intends to focus its current work on the Woodrush oil pool to take advantage of the lowered royalty rates and the higher oil commodity prices.  Scheduled work includes high resolution 3D seismic, and drilling of one new well during the fourth quarter and up to two additional wells in Q1 2010.  The capacity of the infrastructure placed on the project has been designed for this additional development.

In June and July 2009, DEAL has sold 20% of its interest in Drake/Woodrush to unrelated third parties for approximately $3,600,000 in cash proceeds.  Funds from the sale of the interest were used primarily to reduce the Company’s outstanding bank line of credit.

Saddle Hills

In the Saddle Hills area of Alberta, DEAL participated in drilling a well in Q1 2007 on a five section block of land at 30% working interest to earn 30% subject to 10% non-convertible royalty.  The first well tested over 1.5mmcf/day in total from two zones.  The operator drilled one additional location on the property in Q1 2008 which has also been completed and tested over 1.5 mmcf/day in total from two zones.  The operator has not tied in either of the two wells for production.  DEAL completed a seismic program on behalf of the joint venture to aid in future development plans.

Manning

In the Manning area of British Columbia, DEAL participated at 40% working interest in a farm-in on seven sections of land.  A test well commenced drilling in December 2007 and was completed in early 2008, and tested at rates of over 1.5 mmcf/day with water.  The operator has not tied in the well for production, but it has earned the Company an interest in all seven sections subject to non-convertible royalty.

Carson Creek

At Carson Creek, Alberta, land was purchased privately by DEAL and a test well commenced drilling in late 2007.  The well was completed in early 2008 and tested at approximately 3.0 mmcf/day with 100bbls of natural gas liquids per mmcf gas.

In June 2009, DEAL completed the sale of its 100% working interest in Carson Creek to an unrelated third party for $2,100,000.

Buick Creek (Montney)

In summer 2008, DEAL acquired 6,352 gross and net acres in the emerging Montney natural gas resource play in northeastern British Columbia.  The acreage was acquired at a provincial government drilling right auction.  These lands are adjacent to necessary pipeline infrastructure.  In early 2009, the Company also acquired an existing wellbore which the Company intends to use for re-entry and testing of the play.

Summary of Capitalized Canadian Oil and Gas Expenditures

A continuity summary of capitalized acquisition costs, exploration expenditures in the Company’s Canadian oil and gas properties for the nine months ended September 30, 2009 is as follows:

	December 31,		September 30,
	2008		2009
		Expenditures
	Net Book Value	(Dispositions), Net	Write-off / Depletion	Net Book Value
Canadian Oil and Gas Properties

Carson Creek
Land acquisition and retention	265	(265)	-	-
Drilling and completion	996,753	(996,753)	-	-
Equipping and facilities	760,613	(760,613)	-	-
Geological and geophysical	13,364	(13,364)	-	-
Capitalized general and administrative	16,883	(16,883)	-	-
	1,787,878	(1,787,878)	-	-

Drake
Land acquisition and retention	649,278	(126,619)	-	522,659
Drilling and completion	3,626,130	(632,394)	-	2,993,736
Equipping and facilities	4,406,117	(559,307)	-	3,846,810
Geological and geophysical	323,502	(64,700)	-	258,802
Capitalized general and administrative	84,413	23,608	-	108,021
	9,089,440	(1,359,412)	-	7,730,028

Montney
Land acquisition and retention	907,733	(81,619)	-	826,114
Capitalized interest	69,317	10,919	-	80,236
Capitalized general and administrative	-	1,458		1,458
	977,050	(69,242)	-	907,808

Saddle Hills
Land acquisition and retention	3,871	1,077	-	4,948
Drilling and completion	885,319	2,336	-	887,655
Equipping and facilities	19,540	35,031	-	54,571
Geological and geophysical	78,407	-	-	78,407
Capitalized general and administrative	-	2,164		2,164
	987,137	40,608	-	1,027,745

Woodrush
Land acquisition and retention	6,323	3,793	-	10,116
Drilling and completion	2,178,660	(323,244)	-	1,855,416
Equipping and facilities	7,539,325	(1,025,248)	-	6,514,077
Geological and geophysical	32,806	-	-	32,806
Capitalized interest	-	(961)	-	(961)
Capitalized general and administrative	168,827	(3,765)	-	165,062
	9,925,941	(1,349,425)	-	8,576,516

Others
Land acquisition and retention	860,387	(860,387)	-	-
Drilling and completion	5,547,586	2,747	-	5,550,333
Equipping and facilities	182,119	327,167	-	509,286
Geological and geophysical	1,003,554	107,901	-	1,111,455
Capitalized general and administrative	363,703	69,611	-	433,314
	7,957,349	(352,961)	-	7,604,388

Corporate Costs
Assets retirement obligation	404,311	-	(59,115)	345,196
Depletion	(3,635,777)	-	(5,493,524)	(9,129,301)
	(3,231,466)	-	(5,552,639)	(8,784,105)

Total Canadian Oil and Gas Properties	$27,493,329	$(4,878,310)	$(5,552,639)	$17,062,380

The following table summarizes the breakdown of capital expenditures net of dispositions by type for the three months and nine months ended September 30, 2009 and 2008:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Land acquisition and retention	118,190	(72,295)	(796,626)	374,665
Drilling and completion	(404,159)	142,225	(1,947,308)	7,928,821
Equipping and facilities	(566,728)	2,474,515	(1,982,970)	11,407,806
Geological and geophysical	7,756	134,234	35,219	378,626
Capitalized general and administrative	285,324	-	317,678	-
	(559,617)	2,678,679	(4,374,007)	20,089,918

Daily Production

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
By Product
Natural gas (mcf/d)	508	1,840	1,711	1,932
Natural gas liquids (bbls/d)	0	4	7	3
Oil (bbls/d)	117	20	213	20
Total (boe/d)	202	317	504	329

The production for the three months ended September 30, 2009 averaged 202 boe per day, a decrease of 36 percent compared to the three months ended September 30, 2008, due to the fact that most of the gas producing wells were shut in at the end of August 2009 and suspended production in part of Q3 2009 as a result of the low gas commodity prices.  Subsequent to September 30, 2009, the Company resumed natural gas production from the gas wells as natural gas prices recovered.  The production for the nine months ended September 30, 2009 averaged 504 boe per day, an increase of 53 percent compared to the nine months ended September 30, 2008, due to the fact that the oil producing wells did not commence production until September 2008.

URANIUM EXPLORATION PROJECTS

In January 2005, Dejour announced its entry into the business of exploration for uranium with the staking of its first mining claims located in the Athabasca Basin in northern Saskatchewan (the “Basin”).  The Basin is the number one uranium address in the world.  In less than 2 years the Company staked or acquired mineral rights to 68 claims and 4 permits consisting of 966,969 acres (391,320 hectares) with the Company owning 100% of the interest.  The Company had spent approximately $7.0 million in acquisition and exploration on its uranium properties.

During October 2006 the Company announced a transaction with Titan whereby Titan acquired Dejour’s uranium properties and in return Dejour received 17,500,000 common shares of Titan and 3,000,000 Titan warrants while retaining a 1% net smelter return royalty (“NSR”) and a carried 10% working interest to completed bankable feasibility study following which the Company could elect to convert its 10% carried interest to another 1% NSR.

According to an Estimate Valuation Report by independent business valuator BDO Dunwoody Valuation Inc., dated March 29, 2007, the estimated value of the 17,500,000 common shares of Titan and 3,000,000 Titan warrants received were approximately $36,500,000. This figure excludes the values for the 1% NSR and 10% carried interest.  A gain on disposition of $30,000,000 was recognized in 2006.  During the nine months ended September 30, 2009, the Company sold all of its investment in Titan but maintains its 10% carried interest and 1% NSR.

Current Uranium Holdings

As at September 30, 2009, the Company held a 10% carried interest and 1% NSR in 966,969 acres of uranium exploration claims and leases.  During the nine months ended September 30, 2009, a number of leases expired.  As a result, the Company recorded an impairment of uranium properties of $115,021. The carrying values of the Company’s 10% carried interests were $566,970 as at September 30, 2009 and $696,991 as at December 31, 2008.

SHARE CAPITAL

The following is a summary of share transactions for the nine months ended September 30, 2009 and for the fiscal year ended December 31, 2008:

Authorized:	Unlimited common shares
Unlimited first preferred shares, issuable in series
Unlimited second preferred shares, issuable in series
	Common
	Shares	Value
Balance at December 31, 2007	70,128,329	$61,393,964

- For conversion of convertible debenture	884,242	1,214,497
- For cash on exercise of stock options	1,681,048	887,621
- For cash on exercise of warrants	958,263	1,447,464
- Contributed surplus reallocated on exercise of stock options	-	532,531
- Renounced flow through share expenditures	-	(536,900)

Balance at December 31, 2008	73,651,882	64,939,177

- For cash on exercise of stock options	292,538	124,648
- For settlement of debt	8,030,303	2,650,000
- Contributed surplus reallocated on exercise of stock options	-	54,420

Balance at September 30, 2009	81,974,723	$67,768,245

As at November 2, 2009, the Company had 84,752,555 issued and outstanding common shares.

STOCK OPTIONS AND SHARE PURCHASE WARRANTS

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Excercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2007	5,627,481	$1.49	1.96 years
Options granted	4,945,000	0.88
Options exercised	(1,681,048)	0.53
Options cancelled and expired	(1,693,053)	1.83

Balance, December 31, 2008	7,198,380	$1.22	2.94 years
Options granted	2,792,000	0.46
Options exercised	(292,538)	0.43
Options cancelled and expired	(5,207,478)	1.51

Balance, September 30, 2009	4,490,364	$0.46	3.68 years

Details of stock options vested and exercisable as at September 30, 2009 are as follows:

Number of Options Outstanding and vested	Exercise Price	Weighted Average Remaining Contractual Life (Years)
36,000	$0.275	0.08
813,125	0.450	3.48
304,364	0.550	1.23

1,153,489	$0.471	2.78

As at September 30, 2009, 849,125 outstanding and vested options were “in the money” (the exercise price was less than the market trading price).  If these options were fully exercised, the Company would realize approximately $376,000 in additional capital.

STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

The following table summarizes information about share purchase warrants:

	Outstanding Warrants	Weighted Average Excercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2007	2,372,531	$3.15	1.31 years
Warrants issued	884,242	1.53
Warrants exercised	(958,263)	1.53
Warrants expired	(194,381)	1.53

Balance, December 31, 2008	2,104,129	3.35	0.40 years
Warrants issued	6,015,151	0.53
Warrants expired	(2,104,129)	3.35

Balance, September 30, 2009	6,015,151	$0.53	3.73 years

Details of warrants outstanding as at September 30, 2009 are as follows:

Number of Warrants Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (Years)
2,000,000	$0.50	1.73
4,015,151	$0.55	4.73
6,015,151	$0.53	3.73

RELATED PARTY TRANSACTIONS

a)
During the nine months ended September 30, 2009 and 2008, the Company entered into the following transactions with related parties as a result of ongoing consulting agreements which automatically renew on a year-to-year basis:

i)	The Company incurred a total of $257,076 (2008 – $513,054) in consulting fees to private companies controlled by officers of the Company.

ii)	DEAL incurred a total of $117,486 (2008 – $135,583) in consulting fees to a private company controlled by the President of DEAL.

b)	During the nine months ended September 30, 2009 and 2008, the Company received total rental income of $22,500 (2008 – $20,200) from private companies controlled by officers of the Company.

c)	During the nine months ended September 30, 2009 and 2008, DEAL incurred a total of $69,013 (2008 – $45,076) in rent expenses to a private company controlled by the President of DEAL.

d)
On September 12, 2008, as consideration for a private company controlled by the CEO of the Company agreeing to postpone the $2,000,000 promissory note and providing the additional loan of $600,000, the private company was granted an option to become a working interest partner with DEAL.  Upon electing to become a working interest partner, the private company must pay DEAL an amount equal to 10% of the actual price paid for the acquisition of the lands in the emerging “Montney” natural gas resource play in northeastern British Columbia.  The private company is also required to pay its pro-rata share of the operating costs.  In February 2009, the private company controlled by the CEO of the Company exercised its option and elected to become a working interest partner with DEAL.  The option price was $90,642.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

RESULTS OF OPERATIONS – THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

Summary of Operational Highlights

DEAL Production and Netback Summary

	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
	2009	2008
Production Volumes:
Oil (bbls)	10,752	601
Gas (mcf)	46,729	169,286
Natural gas liquids (bbls)	9	354
Total (boe)	18,550	29,170

Average Price Received:
Oil ($/bbls)	73.33	98.74
Gas ($/mcf)	4.67	9.22
Natural gas liquids ($/bbls)	72.42	126.97
Total ($/boe)	56.12	55.83

Royalties ($/boe)	0.15	29.30
Operating Expenses ($/boe)	33.01	17.45

Netbacks ($/boe)	20.61	25.40

Revenues

	Three months	Three months
	ended	ended
	September 30,	September 30,
	2009	2008
Revenue
Natural gas	$213,793	$1,607,605
Oil	788,495	23,434
Natural gas liquids	34,161	46,474
Total oil and gas revenue	1,036,449	1,677,513
Realized financial instrument gain	19,863	-
Total revenue	$1,056,312	$1,677,513

For the three months ended September 30, 2009, the Company recorded $822,000 in crude oil and natural gas liquids sales and $214,000 in natural gas sales as compared to $70,000 in crude oil and natural gas liquids sales and $1,608,000 in natural gas sales for the three months ended September 30, 2008.  The decrease in total revenues for the three months ended September 30, 2009 over the three months ended September 30, 2008 was due to a combination of significantly lower natural gas and natural gas liquids prices in 2009 and the fact that most of the gas producing wells were shut in and suspended production in part of Q3 2009 as a result of the low gas commodity prices.

The following table summarizes the commodity prices realized by the Company and the crude oil and natural gas benchmark prices for the three months ended September 30, 2009 and September 30, 2008:

	Three months	Three months
	ended	ended
	September 30,	September 30,
	2009	2008
Dejour Average Prices
Natural gas ($/mcf)	$4.67	$9.22
Oil ($/bbl)	73.33	98.74
Natural gas liquids ($/boe)	72.42	126.97
Total average price ($/boe)	$56.12	$55.83

Benchmark Pricing
Crude oil - Edmonton Par Price (Cdn$ per bbl)	71.52	122.61
Natural gas - AECO-C Spot ($ per mcf)	$2.78	$7.61

Average natural gas sales prices decreased 49% to $4.67 per mcf in the third quarter of 2009, compared to $9.22 per mcf in the third quarter of 2008.  During the third quarter of 2009, AECO-C daily spot prices for natural gas decreased 63% compared to the third quarter of 2008.  This decrease reflects the ongoing concern of an oversupply in natural gas markets.

Crude oil prices are generally influenced by global supply and demand conditions and the world economic/geopolitical environment.  Oil prices received for the third quarter of 2009 were $73.33 per barrel ("bbl"), which is a 26% decrease from the third quarter of 2008.  This is due to the fact that the oil commodity prices were generally lower in 2009 compared to 2008.  The price realized for natural gas liquids in the third quarter of 2009 was $72.42 per bbl, a decrease of 43% from $126.97 per bbl in the third quarter of 2008. Overall, oil and natural gas liquids prices have declined substantially, as the worldwide economic slowdown has reduced demand for commodities.

Royalties

	Three months	Three months
	ended	ended
	September 30,	September 30,
	2009	2008
Royalties
Crown	$(9,297)	$288,439
Freehold and GORR	11,990	90,270
Total royalties	$2,693	$378,709

$ per boe	$0.15	$29.30
As a percentage of oil and gas revenue	0%	23%

Royalties for the three months ended September 30, 2009 and September 30, 2008 were $3,000 or $0.15 per boe as compared to $379,000 or $29.30 per boe respectively.  The decrease was primarily due to the fact that the Company submitted certain data to the Province of BC and was successful in obtaining a royalty credit.  The $280,000 refund from the BC government was received during the three months ended September 30, 2009.  The significantly lower gas production also decreased the GORR royalties paid or payable to the joint venture partners.

Operating and Transportation Expenses

Operating and transportation expenses include all costs associated with the production of oil and natural gas and the transportation of oil and natural gas to the processing plants.  The major components of operating expenses include labour, equipment maintenance, workovers, fuel and power.  Operating and transportation expenses for the three months ended September 30, 2009 were $651,000 or $33.01 per boe as compared to $558,000 or $17.45 per boe for the three months ended September 30, 2008.  The increase was primarily due to the turnaround costs of approximately $110,000 incurred which will result in significant operating cost savings for the Company going forward.

General and Administrative Expenses

For the three months ended September, 2009, the Company’s general and administrative expenses decreased by $272,000, compared to the same period ended September 30, 2008.  Major components of the decrease were decreases of $133,000 in fees for management and consultants, $167,000 in investor relations, and $38,000 in office and general expenses, offset by increases of $66,000 in salaries and benefits.

The decreases in fees for management and consultants and office and general expenses from the three months ended September 30, 2009 to the same period ended September 30, 2008 was a result of the Company’s efforts in cutting down its costs during the economic downturn and the restructuring and shut-down of the Calgary office.  Investor relations expenses decreased in the three months ended September 30, 2009 compared to the same period ended September 30, 2008, as the Company cut back on investor relations activities in light of the poor market conditions.  The increases in salaries and benefits were mainly as a result of the expansion of the Denver office

Interest and Finance Fees

During the three months ended September 30, 2009, the Company recorded interest and finance fees of $119,000, compared to $156,000 for the same period ended September 30, 2009.  The decrease is primarily a result of the fact that part of the loan from related party obtained in May 2008 and the loan from working interest partner obtained in June 2008 were settled and restructured in an effort to reduce the Company’s debt.

Amortization, Depletion and Accretion

For the three months ended September 30, 2009, amortization and depletion of property and equipment and the accretion of the asset retirement obligations was $1,558,000 compared to $1,988,000 for the same period ended September 30, 2008.  The decrease was primarily because of the lower overall production volume for the three months ended September 30, 2009, due to the fact that the gas producing wells were shut in and suspended production in part of Q3 2009 as a result of the low gas commodity prices.

Stock Based Compensation

During the three months ended September 30, 2009, the Company recorded non-cash stock based compensation expense of $183,000 compared to $529,000 for the same period ended September 30, 2008.  The stock based compensation expense was lower, because many of the options previously granted had been fully vested. The Company determined the fair value of stock options using the Black-Scholes option pricing model. The compensation cost was measured at the date of grant and was expensed over the vesting period for employees and over the service life for consultants.

Income Taxes

Future income tax recovery in the three months ended September 30, 2009 was $55,000, as compared to recovery of $Nil in the same period ended September 30, 2008.  The Company had unrecognized future income tax assets relating to loss carry forwards as at September 30, 2009, as compared to having a future income tax liability balance as at June 30, 2009, which resulted in future income tax recoveries for the three months ended September 30, 2009.

Net Loss and Other Items

The Company’s net loss for the three months ended September 30, 2009 was $2,528,000 or $0.03 per share, compared to a net loss of $3,039,000, or $0.04 per share for the three months ended September 30, 2008.  Foreign exchange gain increased by $213,000 as a result of the lower US-Canadian exchange rate and the positive impact it had on the loan from working interest partner denominated in US dollars.  The current period impairment loss of uranium properties was $115,000, which was a result of the expiration of a number of uranium property leases, compared to $Nil in the three months ended September 30, 2008.

RESULTS OF OPERATIONS – NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

Summary of Operational Highlights

DEAL Production and Netback Summary

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2009	2008
Production Volumes:
Oil (bbls)	58,259	601
Gas (mcf)	467,076	353,485
Natural gas liquids (bbls)	1,406	608
Total (boe)	137,511	60,123

Average Price Received:
Oil ($/bbls)	52.44	98.74
Gas ($/mcf)	4.38	10.32
Natural gas liquids ($/bbls)	70.17	130.83
Total ($/boe)	37.80	63.01

Royalties ($/boe)	3.68	14.22
Operating Expenses ($/boe)	19.04	15.70

Netbacks ($/boe)	15.27	33.10

Revenues

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2009	2008
Revenue
Natural gas	$1,977,142	$3,756,497
Oil	3,055,279	23,434
Natural gas liquids	98,649	132,142
Field operations	18,713	-
Total oil and gas revenue	5,149,783	3,912,073
Realized financial instrument gain	309,424	-
Total revenue	$5,459,207	$3,912,073

For the nine months ended September 30, 2009, the Company recorded $3,154,000 in crude oil and natural gas liquids sales, $1,977,000 in natural gas sales and $19,000 in field operations sales as compared to $142,000 in crude oil and natural gas liquids, $3,756,000 in natural gas sales and $nil in field operations sales for the nine months ended September 30, 2008.  The increase in revenues for the nine months ended September 30, 2009 over the nine months ended September 30, 2008 was primarily due to the commencement of oil and gas production in April 2008.

The following table summarizes the commodity prices realized by the Company and the crude oil and natural gas benchmark prices for the nine months ended September 30, 2009 and September 30, 2008:

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2009	2008
Dejour Average Prices
Natural gas ($/mcf)	$4.38	$10.32
Oil ($/bbl)	52.44	98.74
Natural gas liquids ($/boe)	70.17	130.83
Total average price ($/boe)	$37.80	$63.01

Benchmark Pricing
Crude oil - Edmonton Par Price (Cdn$ per bbl)	62.49	115.85
Natural gas - AECO-C Spot ($ per mcf)	$3.57	$8.66

Average natural gas sales prices decreased 58% to $4.38 per mcf in the nine months ended September 30, 2009, compared to $10.32 per mcf in the nine months ended September 30, 2008.  During the nine months ended September 30, 2009, AECO-C daily spot prices for natural gas decreased 59% compared to the nine months ended September 30, 2008.  This decrease reflects the ongoing concern of an oversupply in natural gas markets.

Oil prices received for the nine months ended September 30, 2009 were $52.44 per barrel ("bbl"), which is a 47% decrease from the nine months ended September 30, 2008.  This is due to the fact that the oil commodity prices were generally lower in 2009 compared to 2008.  The price realized for natural gas liquids in the nine months ended September 30, 2009 was $70.17 per bbl, a decrease of 46% from $130.83 per bbl in the nine months ended September 30, 2008. Overall, oil and natural gas liquids prices have declined substantially, as the worldwide economic slowdown has reduced demand for commodities.

Royalties

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2009	2008
Royalties
Crown	$217,986	$615,561
Freehold and GORR	288,544	241,297
Total royalties	$506,530	$856,858

$ per boe	$3.68	$14.22
As a percentage of oil and gas revenue	9%	22%

Royalties for the nine months ended September 30, 2009 and September 30, 2008 were $507,000 or $3.68 per boe as compared to $857,000 or $14.22 per boe respectively.  The decrease for the nine months ended September 30, 2009 over the nine months ended September 30, 2008 was primarily due to the fact that the Company submitted certain data to the Province of BC and was successful in obtaining a royalty credit in Q3 2009.  The significantly lower gas production also decreased the GORR royalties paid or payable to the joint venture partners.  Royalty rate % decreased, partly due to the lower gas commodity prices.

Operating and Transportation Expenses

Operating and transportation expenses include all costs associated with the production of oil and natural gas and the transportation of oil and natural gas to the processing plants.  The major components of operating expenses include labour, equipment maintenance, workovers, fuel and power.  Operating and transportation expenses for the nine months ended September 30, 2009 were $2,544,000 or $19.04 per boe as compared to $1,066,000 or $15.70 per boe for the nine months ended September 30, 2008.  The increase was primarily due to the commencement of oil and gas production in April 2008.

General and Administrative Expenses

For the nine months ended September 30, 2009, the Company’s general and administrative expenses decreased by $718,000, compared to the same period ended September 30, 2008.  Major components of the decrease were decreases of $486,000 in investor relations, decreases of $332,000 in fees for management and consultants, $64,000 in travel and accommodation, and $75,000 in office and general expenses, offset by increases of $18,000 in rent, and $221,000 in salaries and benefits.

Investor relations expenses decreased in the nine months ended September 30, 2009 compared to the same period ended September 30, 2008, as the Company cut back on investor relations activities in light of the poor market conditions.  The decreases in fees for management and consultants, travel and accommodation, and office and general expenses from the nine months ended September 30, 2009 to the same period ended September 30, 2008 was a result of the Company’s efforts in cutting down its costs during the economic downturn and the restructuring and shut-down of the Calgary office.  The increases in rent and salaries and benefits were mainly as a result of the expansion of the Denver office.

Interest and Finance Fees

During the nine months ended September 30, 2009, the Company recorded interest and finance fees of $503,000, compared to $293,000 for the same period ended September 30, 2008.  The increase is primarily a result of the loan from related party obtained in May 2008, the loan from working interest partner obtained in June 2008, and the revolving operating loan facility obtained in August 2008.

Amortization, Depletion and Accretion

For the nine months ended September 30, 2009, amortization and depletion of property and equipment and the accretion of the asset retirement obligations was $5,533,000 compared to $2,192,000 for the same period ended September 30, 2008.  The increase was due to the commencement of oil and gas production in April 2008.

Stock Based Compensation

During the nine months ended September 30, 2009, the Company recorded non-cash stock based compensation expense of $500,000 compared to $2,240,000 for the same period ended September 30, 2008.  The stock based compensation expense was lower, because many of the options previously granted had been fully vested. The Company determined the fair value of stock options using the Black-Scholes option pricing model. The compensation cost was measured at the date of grant and was expensed over the vesting period for employees and over the service life for consultants.

Income Taxes

Future income tax recovery in the nine months ended September 30, 2009 was $$1,133,000, as compared to recovery of $621,000 in the same period ended September 30, 2008.  The future income tax recovery for the nine months ended September 30, 2008 was a result of the Company’s renunciation of $1,820,000 of Canadian Exploration Expenditures (“CEEs”) to investors in February 2008.  Under Canadian generally accepted accounting principles, the renunciation of CEEs results in future income tax liabilities and share issuance costs.  The Company’s previously unrecognized future income tax assets relating to loss carry forwards were offset against future income tax liabilities from the renunciation of CEEs, resulting in future income tax recoveries.  The Company had unrecognized future income tax assets relating to loss carry forwards as at September 30, 2009, as compared to having a future income tax liability balance as at December 31, 2008, which resulted in future income tax recoveries for the nine months ended September 30, 2009.

Net Loss and Other Items

The Company’s net loss for the nine months ended September 30, 2009 was $5,758,000 or $0.08 per share, compared to a net loss of $5,740,000, or $0.08 per share for the nine months ended September 30, 2008.  Included in the net loss for nine months ended September 30, 2009 was a non-cash equity loss from Titan of $142,000.  Included in the net loss for nine months ended September 30, 2008 was an equity loss from Titan of $166,000. The equity loss from Titan relates to the Company’s proportionate share of Titan’s loss in the current period.

The loss on disposition of investment increased by $265,000, because the Company sold all of its investment in Titan during the nine months ended September 30, 2009.  Foreign exchange gain increased by $474,000 as a result of the lower US-Canadian exchange rate and the positive impact it had on the loan from working interest partner denominated in US dollars.  The current period impairment loss of uranium properties was $115,000, which was a result of the expiration of a number of uranium property leases, compared to $Nil in the nine months ended September 30, 2008.

SUMMARY OF QUARTERLY RESULTS

The following summary for the eight most recently completed financial quarters ending September 30, 2009 details pertinent financial and corporate information, which is unaudited and prepared by Management of the Company. For more detailed information, refer to related consolidated financial statements.

Quarter ended	September 30, 2009 $	June 30, 2009 $	March 31, 2009 $	December 31, 2008 $	September 30, 2008 $	June 30, 2008 $	Mar. 31, 2008 $	Dec. 31, 2007 $
Revenues	1,064,432	1,787,524	2,978,813	1,853,482	1,761,650	2,339,098	158,774	211,569
Net loss	(2,528,039)	(780,872)	(2,449,058)	(15,151,051)	(3,038,792)	(1,143,679)	(1,557,231)	(20,667,153)
Loss per share	(0.03)	(0.01)	(0.03)	(0.21)	(0.04)	(0.02)	(0.02)	(0.43)
Fully diluted loss per share	(0.03)	(0.01)	(0.03)	(0.21)	(0.04)	(0.02)	(0.02)	(0.43)

The revenues for the quarters from September 1, 2007 to March 31, 2008 were fairly consistent.  However, the revenues for the quarters from April 1, 2008 to September 30, 2009 increased significantly from the previous quarters, due to the commencement of oil and gas production in April 2008.
The net loss and loss per share for the quarters from September 1, 2007 to September 30, 2008 and for the quarters from January 1, 2009 to September 30, 2009 were fairly consistent.  The net loss and loss per share for the quarter ended December 31, 2007 and for the quarter ended December 31, 2008 were considerably higher as a result of an impairment of investment in Titan of $21,581,000 and $12,990,343, recorded in 2007 and 2008 respectively. The impairment was the book value of the investment in Titan written down to the fair market value as at December 31, 2008 and 2007.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, bank indebtedness and line of credit, accounts payable, and loans from related party and working interest partner.  Management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity. Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments.  No value or discounts have been assigned to such instruments as there is no reliable basis to determine fair value until properties are in development or production and reserves have been determined.

From time to time, the Company enters into derivative contracts such as forwards, futures and swaps in an effort to mitigate the effects of volatile commodity prices and protect cash flows to enable funding of its exploration and development programs.  Commodity prices can fluctuate due to political events, meteorological conditions, disruptions in supply and changes in demand.  As at December 31, 2008, the Company had outstanding a natural gas derivatives contract for 1,000 gigajoules (“GJ”) per day for the period from January 1, 2009 to December 31, 2009.  This contract consisted of a $6.27 CAD per GJ forward sale agreement.  During the nine months ended September 30, 2009, a gain of $289,561 was realized under this contract.

In July 2009, the Company entered into an oil derivatives contract for 100 bbls per day for the period from September 1, 2009 to April 30, 2010.  This contract consisted of a $81.60 CAD per bbl forward sale agreement.  During the three months ended September 30, 2009, a gain of $19,863 was realized under this contract.

The fair values of unsettled financial instruments are recorded as an asset or liability with the change in the fair value recorded in accumulative other comprehensive income.  As at September 30, 2009, an unrealized loss of $6,844 relating to this contract was recorded in accumulated other comprehensive loss.

LIQUIDITY AND CAPITAL RESOURCES

The capital requirements of the Company have historically been met by equity financing. The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.

As at September 30, 2009, the Company reduced its working capital deficit to $2,187,000 from $12,712,000 as at December 31, 2008.  The working capital deficit was mainly due to significant accounts payable resulting from the operation of oil and gas production and the bank line of credit secured during Q3 2008.

The Company had cash and cash equivalents of $403,000 as at September 30, 2009 as compared to $744,000 as at December 31, 2008.  .  In addition to the cash balance, the Company also had accounts receivable of $522,000, most of which related to September 2009 oil and gas sales and had been received subsequent to September 30, 2009.

As at September 30, 2009, the Company had no shares of Titan outstanding.  During the nine months ended September 30, 2009, the Company realized cash proceeds of $2,305,491 from the sale of 16,750,000 Titan shares.

On May 15, 2008, DEAL issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. The promissory note was secured by the assets, equipment, fixtures, inventory and accounts receivable of DEAL, bore interest at the Royal Bank of Canada Prime Rate per annum, and had a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee were payable on demand after August 15, 2008, upon 10 days written notice by the lender.  Upon securing the bank line of credit, the private company controlled by the CEO of the Company signed a subordination and postponement agreement which restricted the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants. A total of $1,950,000 was advanced on the promissory note during the year ended December 31, 2008.  Repayments of $90,642 and $59,358 were made on March 5, 2009 and on April 3, 2009 respectively, and as at June 22, 2009, $1,800,000 remained outstanding.

On June 22, 2009, in an effort to reduce the Company’s debt, the Company entered into an agreement with the private company controlled by the CEO of the Company.  Pursuant to the agreement, $450,000 of the debt was converted into a 12% note due on January 1, 2010.  The due date is extendable until July 1, 2010 by a 6% bonus payable in shares.  $450,000 of the debt was converted into 1,363,636 common shares at a deemed price of $0.33 per share and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The remaining $900,000 was intended to be converted into minority property interests in certain of the Company’s Canadian oil and gas leases.  On September 30, 2009, the terms of the loan were amended, and the debt of $1,350,000 outstanding as at June 22, 2009 was converted into a 12% note due on November 30, 2010.

On August 11, 2008, the Company borrowed $600,000 from a private company controlled by the CEO of the Company.  The loan was secured by all assets of the Company, repayable on demand, bore interest at the Canadian prime rate per annum, and had a loan fee of 1% of the outstanding amount per month.  On March 19, 2009, a repayment of $600,000 was made and as at June 30, 2009, no balance remained outstanding.

On June 18, 2008, a promissory note with a face value of US $4,000,000 was issued to Brownstone, a working interest partner in the Colorado/Utah Projects.  The proceeds were used for the acquisition of additional acreage interests.  The promissory note was secured by a general security agreement issued by the Company and bore interest at 5% per annum. The principal and interest were repayable by the earlier of the Company completing an equity or debt financing and July 1, 2009.  On July 1, 2008, a repayment of $222,948 (US$220,000) was made and as at June 22, 2009, $4,767,714 (US$3,780,000) remained outstanding. On June 22, 2009, the Company negotiated an agreement with Brownstone, which allowed the Company to convert a portion of its debt to Brownstone to equity units and a new one-year term debt note. Under the agreement, US$2,000,000 of the debt was converted into 6,666,667 common shares at a deemed price of C$0.33 per share and 3,333,333 common share purchase warrants exercisable at a price of C$0.55 for a period of 5 years.  The remaining US$1,780,000 of the debt was converted into a Canadian dollar denominated 12% note due on July 1, 2010, with a face value of CAD$2,070,140. On September 30, 2009, a revised agreement was signed, extending the due date of the note to November 1, 2010.

In August 2008, DEAL secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000.  This facility, secured by DEAL’s oil and gas assets in Canada, was at interest rate of Canadian prime plus 1%.  As at December 31, 2008, $5,550,000 had been drawn on the line of credit.  In April 2009, the terms of the Company‘s bank line of credit were restructured.  Effective April 1, 2009, the facility was reduced from $7,000,000 to $6,100,000, and the interest rate was increased from Canadian prime rate plus 1% to Canadian prime rate plus 3%.

In July 2009, the terms of the Company‘s bank line of credit were amended to a loan facility expiring October 31, 2009.  Effective July 31, 2009, the facility was reduced from $6,100,000 to $1,780,000, and the interest rate was decreased from Canadian prime rate plus 3% to Canadian prime rate plus 2%.  The adjusted working capital ratio requirement was also waived by the Canadian Bank for the three month period ending June 30, 2009.

Subsequent to September 30, 2009, the terms of the Company’s bank line of credit of $1,780,000 were extended to December 15, 2009, and the adjusted working capital ratio requirement was waived for the three month period ending September 30, 2009.  In addition, the Company had signed a term sheet with another financial institution for a revolving demand operating loan facility for up to $1,800,000, in order to refinance the existing line of credit.

During the nine months ended September 30, 2009, the Company received $125,000 from exercised stock options and paid $1,129,000 of cash on specific oil and gas properties.  As at September 30, 2009, 849,125 outstanding and vested options were “in the money” (the exercise price was less than the market trading price).  If these options were fully exercised, the Company would realize approximately $376,000 in additional capital.

The Company currently has no off-balance sheet arrangements.

In the nine months ended September 30, 2009, the Company has successfully reduced its debt and its working capital deficit significantly by disposing of non-strategic producing assets and by re-negotiating loan agreements.  In management’s opinion, the Company has sufficient funds to meet the Company’s general and administration expenses for the ensuing twelve months and to continue with work on the planned exploration and development activities.

CONTINGENCY

The Company is involved in a termination claim and litigation from a former officer and director arising in the normal course of business.  While the outcome of this matter is uncertain and there can be no assurance that the matter will be resolved in the Company’s favour, the Company does not currently believe that the outcome of an adverse decision in the proceeding related to this matter or any amount which it may be required to pay by reason thereof having a material adverse impact on its financial position, results of operations or liquidity is unlikely.  The Company believes the claim is without merit and will vigorously defend its position.

SUBSEQUENT EVENTS

a)	Bank Line of Credit

Subsequent to September 30, 2009, the terms of the Company‘s revolving operating loan facility with a Canadian Bank were extended to December 15, 2009.  The adjusted working capital ratio requirement was also waived by the Canadian Bank for the three month period ending September 30, 2009.

Subsequent to September 30, 2009, DEAL signed a term sheet for a revolving demand operating loan facility with another financial institution for up to $1,800,000 to refinance the existing line of credit.  This facility, secured by a first fixed and floating charge debenture from DEAL, is at an interest rate of the greater of 4.25% per annum and Canadian prime plus 2.50%.  Monthly payments will consist only of interest until December 31, 2009, after which the monthly principal payments of $100,000 will commence on January 1, 2010.

b)	Private Placement

Subsequent to September 30, 2009, the Company sold 2,711,332 flow-through shares at $0.60 each, for gross proceeds of $1,626,000.  The Company paid finders’ fees of up to 6.5% of the proceeds in cash in connection with this transaction.  The Company is in its final stages of closing the balance of the placement.

RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Policies

(i)
Effective January 1, 2009, the Company adopted the new recommendations of the CICA under CICA Handbook Section 3064 Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The adoption of this new standard had no effect on the amounts disclosed in the financial statements.

(ii)
Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee EIC-173, Credit Risk and the Fair value of Financial Assets and Liabilities, which requires that an entity should take into account the credit risk of the entity and the counterparty in determining the fair value of financial assets and financial liabilities.  This guidance is adopted retrospectively, with restatement.   No retroactive revision was disclosed related to the prior period as there were no effects on the fair values of financial assets and financial liabilities.

(iii)
Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee EIC-174, Mining Exploration Costs, which provides guidance on the accounting and the impairment review of exploration costs.  The adoption of this EIC did not have an effect on the Company’s financial statements.

(iv)
Effective January 1, 2009, the Company adopted the amended CICA Handbook Section 1000, Financial Statement Concepts, which clarifies the criteria for recognition of an asset, reinforcing the distinction between costs that should be expensed and those that should be capitalized.  The adoption of this Section did not have an effect on the Company’s financial statements.

Future Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

(i)
The CICA issued the following new Sections: 1582 Business Combinations, 1601 Consolidations, and 1602 Non-Controlling Interest.  These standards are effective January 1, 2011.  The impact of the adoption of these standards on the Company’s financial statements has not yet been determined.

(ii)
On February 13, 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that the effective date for the convergence of Canadian Generally Accepted Accounting Principles (“GAAP”) for publicly accountable entities to International Financial Reporting Standards (“IFRS”) will be fiscal years beginning on or after January 1, 2011, including comparatives for 2010.

The International Accounting Standards Board (“IASB”) has also issued an exposure draft relating to certain amendments and exemptions to IFRS 1. It is anticipated that this exposure draft will not result in an amended IFRS 1 standard until late 2009.  The amendment, if implemented, will permit the Company to apply IFRS prospectively by utilizing its current reserves at the transition date to allocate the Company’s full cost pool, with the provision that an impairment test, under IFRS standards, be conducted at the transition date.

Although the amended IFRS 1 standard would provide relief, the changeover to IFRS represents a significant change in accounting standards and the transition from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and reported results of operations.

In response, the Company is currently establishing a preliminary timeline for the execution and completion of the conversion project.  During 2009, the Company will perform an in-depth review of the significant areas of differences between Canadian GAAP and IFRS and the potential effects of IFRS to accounting and reporting processes, information systems, business processes including internal controls over financial reporting and external disclosures.  The Company will also select from transitional options and determine ongoing IFRS policies.  Staff training programs will continue in 2009 as the project unfolds.

DISCLOSURE OF INTERNAL CONTROLS

The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2009. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at September 30, 2009 to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would be made known to them.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”), as such term is defined in NI 52-109, for the Company. They have, as at September 30, 2009, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer of the Company are able to certify the design of the Company’s internal control over financial reporting with no significant weaknesses in design of these internal controls that require commenting on in the MD&A.

It should be noted that while the officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors who review accounting, auditing, internal controls and financial reporting matters.

NON-GAAP MEASURE

Within the MD&A references are made to terms commonly used in the oil and gas industry.  The term “netbacks” is not defined by GAAP in Canada and is referred to as a non-GAAP measure.  Netbacks equal total revenue less royalties, operating costs and general and administrative costs on a boe basis.  Total boes are calculated by multiplying the daily production by the number of days in the period.

BOE PRESENTATION

Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil.  The term “boe” may be misleading if used in isolation.  A boe conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

FORWARD LOOKING STATEMENTS

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.  Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for uranium, environmental and safety issues including increased regulatory burdens, possible change in political support for nuclear energy, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for uranium that could negatively affect prices.  Although the Company believes that the assumptions inherent in forward looking statements are reasonable we recommend that one should not rely heavily on these statements. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.